

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2011

Via E-mail
Mr. Yangkan Chong
Chief Executive Officer
20/F, Center Plaza, No.188 Jie Fang Road
He Ping District, Tianjin, 300042
People's Republic of China

   Re: China New Energy Group Company
     Item 4.02 Form 8-K
     Filed May 4, 2011
     File No. 1-32691

Dear Mr. Chong:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 4, 2011

1. Your disclosure does not provide any qualitative or quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, the amount (s) of the error or an estimated range of the amount(s) you have discovered to date with the accounts affected that resulted in your determination that your previously filed financial statements should no longer be relied upon.

2. When you revise your financial statements please describe the effect of the restatement on your officers' conclusions regarding the effectiveness of 1) your disclosure controls and procedures ("DCP"), and 2) your internal controls over financial reporting ("ICFR"). See Items 307 and 308 of Regulation S-K. Also, disclose the effect of the restatement on your DCP and ICFR in the amended Item 4.02 of Form 8-K.

3.   Please confirm for us and disclose in your amended Item 4.02 of Form 8-K you
        will file amended Forms 10-Q for the three months ended March 31, 2010, June
        30, 2010, and September 30, 2010.

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter that provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments. Please submit your response
letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
  in the filing;

- staff comments or changes to disclosure in response to staff comments do
  not foreclose the Commission from taking any action with respect to the
  filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws
  of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula at (202) 551-3339 or in his absence you may direct your questions to me at (202) 551-3720.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief